Exhibit 99.21

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS des FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tel. : + 33 (0) 1 41 35 22 44

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total announces its decision in a competition between ad agencies:

Publicis Conseil for Corporate and BETC for Marketing & Services

Paris, May 31, 2013—To support its international development goals and boost its communication strategy, Total Group launched a competition between advertising agencies beginning last January.

Interested agencies were invited to submit a comprehensive branding proposal as well as a selection of advertisements and tools to raise the company’s profile and image. The objective also involved identifying strategic drivers for developing the power of its commercial brands.

At the end of the process, Publicis Conseil was chosen to handle the Corporate division while BETC was chosen to handle the Marketing & Services Division.

Total sincerely thanks Havas WW Paris, McCann and Leo Burnett for their interest in this project.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com